FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

GRUPO PÃO DE AÇÚCAR APPOINTS ENÉAS PESTANA AS SENIOR EXECUTIVE OPERATING VICE-PRESIDENT (COO - Chief Operating Officer)

São Paulo, Brazil, December 14, 2009 – The Board of Directors of Grupo Pão de Açúcar announces a new organizational structure and hereby informs its shareholders and the market that, as of this date, Mr. Enéas Pestana is the Company’s new Senior Executive Operating Vice-President (COO - Chief Operating Officer). His promotion from Executive Vice-President is part of the planned formal transition process related to the succession of Mr. Claudio Galeazzi, which is scheduled to occur in December 2010.

In line with the strategic guidelines of the Board of Directors and shareholders, and supported by the Board of Executive Officers, Mr. Pestana’s appointment is part of the Company’s restructuring process, which began in December 2007 with the hiring of Claudio Galeazzi as CEO, and envisages the continuation of the advances implemented in the last two years, as well as the continuing evolution of the resulting benefits and the execution of the Company’s strategic plan for the coming years.

The transition’s organizational structure announced today is designed to meet the Group’s objectives in regard to corporate governance, transparency and, above all, solid investments in the development of its employees, a publicly-assumed commitment, in line with the Company’s values. The new organizational structure is, therefore, the result of a structured process, which has been defined over the last few months by the Group’s Human Resources Committee, with the help and participation of the Board of Directors, the Board of Executive Officers and people management and succession specialists.

Abilio Diniz, Chairman of the Board, believes the choice is fully in tune with this excellent moment of the Company, the market and the country as a whole. “Enéas Pestana’s appointment reflects the consonance with our values, through which we defend meritocracy and the recognition of our talent. We have a united team pursuing common objectives, which has recorded outstanding results in the past two years, proving we are on the right track.”

Under the transition’s organizational structure, Enéas Pestana will incorporate three executive vice-presidencies, headed by Hugo Bethlem, José Roberto Tambasco, and Ramatis Rodrigues, as well as GPA Malls & Properties, headed by Caio Mattar, and will report directly to the Company’s CEO, Claudio Galeazzi.

In addition to the Senior Vice-Presidency for Operations, now occupied by Enéas Pestana, the position previously occupied by him – which is in the final stages of being filled – and Claudia Elisa, the Human Resources Vice-President, will both be directly subordinated to Claudio Galeazzi. The executive who fills Mr. Pestana’s previous post will be responsible for the accounting, controllership, tax, treasury and legal areas.

During the transition phase, Enéas Pestana, the COO, will be in charge of activities related directly to the business and to the Company`s stakeholders, with an emphasis on the relationship with clients and employees, as well as ensuring greater proximity with the stores in their different formats and regions. His duties include coordinating the medium and long-term strategies for the coming years. This transition period will last for 12 months, after which the position of COO will be eliminated.

According to Claudio Galeazzi, the Company's current situation was a key factor in determining the organizational structure and the transition process. “We carried out the Company’s restructuring within solid and consistent bases, thereby ensuring a smooth transition and development process which is transparent to all.”

Grupo Pão de Açúcar’s main objectives for 2010 are: expansion, especially in the Assai (wholesale/retail) chain and the Extra Fácil neighborhood stores; ensuring that same-store sales growth outpaces inflation; maintenance of the expense control program already in place; generating greater efficiency gains; improving the return on invested capital; and consolidating the Company’s meritocratic culture.

Enéas Pestana has been with Grupo Pão de Açúcar since 2003. He has built an outstanding career in the administrative and financial areas of large retailers and companies such as GP Investimentos and Diagnósticos da América S/A. He has a degree in Accounting, with specialization in Leadership and Management at national and international institutions. This year, he received the O Equilibrista award as finance executive of the year from IBEF (Brazilian Finance Executives Institute of São Paulo).

About Grupo Pão de Açúcar

A retail food pioneer in Brazil, Grupo Pão de Açúcar, which celebrated its 60th anniversary in 2008, is currently the country’s leading retailer with more than 1,200 stores, including supermarkets, hypermarkets, gas stations, drugstores and consumer durable outlets. With the recent joint venture with Casas Bahia, the Company will add a further 513 points of sale.

The Group operates in 18 states in all regions of Brazil and in the Federal District, with a total sales area of 1.5 million m² and a workforce of 80,000. By uniting with Casas Bahia, it will become the largest private employer in the country, with 137,000 employees.

In order to consolidate its market position and meet consumers’ varying needs and expectations, the Company maintains a multiformat structure, comprising supermarkets (Pão de Açúcar, Extra, CompreBem and Sendas), hypermarkets (Extra), durable consumer goods stores (Ponto Frio, Extra-Eletro), convenience stores (Extra Fácil) and wholesale/retail outlets (Assai Atacadista). The Company also maintains e-commerce food operations, through www.paodeacucar.com.br, and non-food operations, through www.extra.com.br and www.pontofrio.com.br. The recently announced joint venture with Casas Bahia will also include the e-commerce website www.casasbahia.com.br.

Grupo Pão de Açúcar’s shares have been listed on the Bovespa since October 1995 and on the NYSE (level III ADR) since May 1997. In 2008, the Group recorded gross sales of R$ 26 billion (including the consolidation of last year’s sales recorded by Ponto Frio, acquired in June 2009).

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 14, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.